U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (SBIC), LLC
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas - 40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

StarMedia Network, Inc. ("STRM")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


May 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           N/A           N/A              N/A        N/A    N/A         912,406       I       (FN 1)
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Common Stock                           N/A           N/A              N/A        N/A    N/A         11,738,333    D (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                 Conver-                    5.                                7.                          ative     Deriv-   11.
                 sion                       Number of                         Title and Amount            Secur-    ative    Nature
                 or                         Derivative    6.                  of Underlying      8.       ities     Secur-   of
                 Exer-             4.       Securities    Date                Securities         Price    Bene-     ity:     In-
                 cise     3.       Trans-   Acquired (A)  Exercisable and     (Instr. 3 and 4)   of       ficially  Direct   direct
                 Price    Trans-   action   or Disposed   Expiration Date     ----------------   Deriv-   Owned     (D) or   Bene-
1.               of       action   Code     of(D)         (Month/Day/Year)             Amount    ative    at End    In-      ficial
Title of         Deriv-   Date     (Instr.  (Instr. 3,    ----------------             or        Secur-   of        direct   Owner-
Derivative       ative    (Month/  8)       4 and 5)      Date     Expira-             Number    ity      Month     (I)      ship
Security         Secur-   Day/     ------   ------------  Exer-    tion                of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    Code V    (A)   (D)    cisable  Date         Title  Shares    5)       4)        4)       4)
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

Stock Option
(right to                                                                       Common
purchase)         $3.00    N/A      N/A N/A   N/A    N/A    12/15/00  12/14/10  Stock   85,000    -0-      1         I      (FN 3)
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Series A
Convetible
Preferred                                                                       Common
Stock             10 to 1  5/30/01  A         117,647       Immed     N/A       Stock   1,176,470 $25.50   117,647   D
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
Explanation of Responses:

(1) These shares are held by the Reporting Person's parent, J.P. Morgan Partners (BHCA), L.P.

(2) Flatiron Associates LLC (f/k/a Friends of Flatiron, LLC), Flatiron Fund 1998/99, LLC and Flatiron Partners LLC (collectively, the "Flatiron Investors") and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with affiliates of JPM SBIC (the "JPM Entities"). The parties to such arrangements have agreed to a venture capital investment program for the purpose of making private investments primarily in the equity and equity-related securities of early stage Internet companies (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the JPM Entities. Upon the occurrence of certain contingencies that are outside the control of the JPM Entities, certain JPM Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the JPM Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors.

(3) The stock option was granted to Susan Segal, a director of the Issuer and a managing director of J.P. Morgan Partners SBIC, LLC ("JPM SBIC"), pursuant to the Issuer's 2000 Stock Incentive Plan. Ms. Segal is obligated to exercise the option and to transfer any shares issued under the stock option to JPM SBIC, at the request of JPM SBIC.


J.P. Morgan Partners (SBIC), LLC

By: /s/  Jeffrey C. Walker                                         09/10/01
    ----------------------------------------            -----------------------
     Jeffrey C. Walker                                            Date
     President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.





NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)           FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
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
J.P. Morgan Partners (BHCA), L.P.       J.P. Morgan Partners        May 2001           StarMedia Network, Inc.  ("STRM")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.          J.P. Morgan Partners        May 2001           StarMedia Network, Inc.  ("STRM")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners        May 2001           StarMedia Network, Inc.  ("STRM")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners         May 2001           StarMedia Network, Inc.  ("STRM")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                  J.P. Morgan Partners        May 2001           StarMedia Network, Inc.  ("STRM")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
New York, NY  10020
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
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 NAME AND ADDRESS OF                TITLE OF                 AMOUNT OF           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
  REPORTING PERSON                  SECURITY                 SECURITIES          DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                                             BENEFICIALLY        INDIRECT (I)                              INTEREST
                                                             OWNED
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
J.P. Morgan Partners (BHCA), L.P.     Common Stock            See Tables I          I               See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 and II above                          Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.        Common Stock            See Tables I          I               See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 and II above                          Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation              Common Stock            See Tables I          I               See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 and II above                          Note 4 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.               Common Stock            See Tables I          I               See Explanatory        No
270 Park Avenue                                               and II above                          Note 5 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                Common Stock            See Tables I          I               See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 and II above                          Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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

Explanatory Note:

1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so; each of the Reporting Persons disclaims beneficial ownership of the Issuer's securities to the extent it exceeds such Person's pecuniary interest in them.

2) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and by the Reporting Person, J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"); the amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC. The Reporting Person is the sole member of JPM SBIC.

3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of JPM BHCA, the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

4) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA, the parent of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.